

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2013

Via E-mail
Ronald D. Ormand, EVP & CFO
Magnum Hunter Resources Corporation
777 Post Oak Boulevard, Suite 650
Houston, Texas  77056

**Re:     Magnum Hunter Resources Corporation**
**Form 8-K/A**
**Filed April 22, 2013**
**Response Letter dated May 17, 2013**
**File No. 001-32997**

Dear Mr. Ormand:

We have reviewed your filing and response letter and have the following additional comment.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K/A filed April 22, 2013

Item 4.01 Change In Registrant's Certifying Accountant

Prior Period Restatements, page 3

1.     We note that you have not complied with prior comments 1, 2 and 3, pertaining to your disclosures of reportable events.  Submit the materiality analysis that you performed in determining that you would not correct any prior financial statements; expand as necessary to quantify and describe all errors identified in the application of generally accepted accounting principles for each period, and to set forth the details underlying your qualitative assessments.  We understand that you disagree with the remarks of PWC, indicating that you should have included among the reportable events a discussion of being advised that it had concluded information which came to their attention materially impacts the fairness or reliability of your financial statements.  However, if your view is based on the timing of being apprised, occurring outside the "period of engagement,"

provide us with the details of the communications you received, including the dates of occurrence, individuals involved, and the manner by which this information came to your attention.  If your Form 8-K is amended for any reason, you should revise disclosure stating "there were no reportable events" to state clearly that there *are* reportable events.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 if you have questions regarding our comment and related matters.  Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief